Exhibit 99.1

Obsidian Energy Confirms Filing 2025 Year End Disclosure Documents

CALGARY, February 19, 2026 - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE AMERICAN – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that it has filed with Canadian securities regulatory authorities its audited Consolidated Financial Statements for the year ended December 31, 2025 and related Management’s Discussion and Analysis. Obsidian Energy has also filed its Annual Information Form for the year ended December 31, 2025, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Obsidian Energy’s Annual Report on Form 40-F for the year ended December 31, 2025 will be filed with the U.S. Securities and Exchange Commission pursuant to its rules and regulations.

Copies of these documents may be obtained electronically on SEDAR+ website (www.sedarplus.ca) and EDGAR website (www.sec.gov for the Form 40-F) or through Obsidian Energy’s website at www.obsidianenergy.com. Hard copies of Obsidian Energy's audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com